



CABO
DRILLING CORP.

For Immediate Release: January 18, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT WITH TITAN URANIUM INC.

North Vancouver, BC - Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has been awarded a drilling contract with Titan Uranium Inc. The drilling project is located near Cluff Lake, Saskatchewan on the southern edge of the Athabasca Basin and will consist of a series of 5 or 6 pilot holes.

The drilling contract will begin in mid-February 2006. Multiple wedges will be set in each pilot hole, resulting in a number of drill holes from one primary drill hole, with each hole potentially drilled to a depth of 800 to 850 metres. The project requires drill crews with experience in deep hole drilling and directional wedge drilling. Camps will be set up onsite by Matrix Aviation Solutions Inc., out of Yellowknife, Northwest Territories, for the drill crews and for Titan's technical personnel.

Directional drilling from a pilot hole using multiple wedges will result in testing multiple targets from each primary hole at a cost that is less than drilling multiple holes from surface. The wedging procedure involves plugging the pilot hole with a mechanical wedge plug and then placing a deflection wedge on top of the wedge plug diverting the hole several degrees in a new direction. This procedure will take place a number of times in each pilot hole. As a result, when the wedged holes are completed to the desired depths, the bottom of each hole will be located several metres from the pilot hole thereby testing a variety of rock formations and increasing the potential for identifying mineralization, at a reduced cost.

The award of the Titan Uranium contract is significant to Cabo as Titan's properties are located in the Athabasca Basin of Saskatchewan. The Athabasca Basin is the world's premier exploration district for high-grade uranium deposits. Preliminary estimates for uranium exploration expenditures in the Athabasca Basin in 2005 exceed $66 million, a dramatic rise from $31.2 million reported in 2004. Cabo's drilling divisions will use this venture into the Athabasca Basin to establish Cabo Drilling Corp. within this region and aggressively seek other drilling projects.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")
John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) 82-4701

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

January 18, 2006

Item 3 **News Release**

A news release dated January 18, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that its Heath & Sherwood division has been awarded a drilling contract with Titan Uranium Inc.

Item 5 **Full Description of Material Change**

See attached news release dated January 18, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 18th day of January, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



CABO
DRILLING CORP.

For Immediate Release: January 17, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT BY BILLIKEN MANAGEMENT SERVICES INC.

North Vancouver, BC - Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has been awarded a drilling contract by Billiken Management Services Inc. for Spider Resources Inc., KWG Resources Inc. and Freewest Resources Canada Inc.'s (the "clients") winter exploration drill program in the McFaulds Lake Area, Northern Ontario. The drilling is to take place on the client's Freewest option property, located approximately 15 kilometers SW of the McFaulds Lake volcanogenic massive sulphide project in the Greater James Bay region of Northern Ontario.

The initial field crew arrived December 27, 2005 and drilling commenced January 10, 2006 on the first of three (or possibly four) holes, targeting previously identified coincidental Magnetic and Horizontal Loop Electromagnetic targets. The drilling project requires equipment to be flown in by fixed wing aircraft to the campsite on McFaulds Lake and then flown by helicopter to the drill sites.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and on SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

January 17, 2006

Item 3 **News Release**

A news release dated January 17, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that it's Heath & Sherwood division has been awarded a drilling contract by Billiken Management Services Inc.

Item 5 **Full Description of Material Change**

See attached news release dated January 17, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 17th day of January, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: January 12, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES NAME CHANGE TO CABO DRILLING CORP.

North Vancouver, BC - Cabo Mining Enterprises Corp. (TSX-V:CBE) ("Cabo" or the "Company") is pleased to announce that effective Thursday, January 12, 2006, the Company's name will change to **"Cabo Drilling Corp."** and its shares will trade under the new name at the market opening on that day.

The shares of the Company were neither consolidated nor split and will continue to trade under the Company's current trading symbol "**CBE**". The name change was approved by a Special Resolution passed by shareholders at the Annual General and Special Meeting held December 15, 2005.

Cabo's new name reflects the Company's plan for growth within the mineral and specialty drilling services sectors. Cabo Drilling Corp. provides an opportunity for investors to participate in the metals bull market as a services company taking advantage of cash flow opportunities generated by the robust mineral exploration and mining sectors.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

12g3-2(b) # 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp. (formerly Cabo Mining Enterprises Corp.)
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

January 12, 2006

Item 3 **News Release**

A news release dated January 12, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that effective January 12, 2006 its name is changed to Cabo Drilling Corp.

Item 5 **Full Description of Material Change**

See attached news release dated January 12, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 12th day of January, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: December 28, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES SIGNING OF LETTER OF INTENT AND MAILOUT OF SUPPLEMENTARY INFORMATION CIRCULAR AND VALUATION AND FAIRNESS OPINION

North Vancouver, BC - Cabo Mining Enterprises Corp. (TSX-V:CBE) ("Cabo" or the "Company") is pleased to announce the signing of a Letter of Intent with respect to the proposed sale of all of the Company's mineral property interests (the "Properties") to International Millennium Mining Corp. ("IMMC") (the "Transaction").

Pursuant to the Transaction, the Company proposes to transfer all of its Properties to IMMC in exchange for 10,000,000 units of IMMC, each unit consisting of one IMMC common share and one-third of a warrant, each full warrant entitling the holder to purchase one share in the capital stock of IMMC for thirty-five cents for a period of two years following the date of issue. The Company will subsequently redistribute no less than seventy-five percent of the Units to its Shareholders on a ratio of one IMMC unit for each four shares of the Company that they will hold on a record date to be determined. The net effect will be that Shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The Transaction is subject to a number of conditions including:

- (i) the Company's Shareholders approving this Transaction;
- (ii) IMMC's Board acceptance of the Transaction;
- (iii) the TSX Venture Exchange accepting the Company's sale of the Properties to IMMC;
- (iv) IMMC completing a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the Properties;
- (v) IMMC acquiring a TSX Venture Exchange listing; and
- (vi) IMMC Shareholders approving the Transaction.

The Transaction will only close upon satisfaction of the above conditions precedent, at which time Units of IMMC will be issued to the Company and redistributed to the Shareholders. A four month hold period will apply to the IMMC shares redistributed to the Shareholders as per the formula detailed above.

At the annual general meeting of shareholders held December 15, 2005, the matter regarding the Transaction was adjourned. The adjourned Annual General and Special Meeting of the Shareholders is to be held on January 23, 2006 at 10:00am. This matter was adjourned to allow the Company time to attain a final valuation of the Company's mineral properties, and a fairness opinion regarding the offer received from IMMC. The Company is in the process of mailing out its Supplementary Information Circular along with the Valuation and Fairness Opinion, provided by Northern Securities Inc. The Opinion states, under the heading "Fairness Conclusion: that: *"Based upon and subject to the foregoing, Northern is of the opinion, as of the date hereof December 22, 2005 that the consideration to be received in respect of the Transaction by Cabo is fair from a financial point of view to the holders of the common shares of Cabo."*

For a complete description of the proposed Transaction, the Company's agreement with IMMC, income tax considerations, and related matters, please refer to the Company's November Circular and the Supplementary Information Circular available on the Company's website www.cabo.ca and SEDAR www.sedar.com.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

1293-2(b) #82-...

Form 51-102F3
Material Change Report

RECEIVED
2006 FEB -6 P 3:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

December 28, 2005

Item 3 **News Release**

A news release dated December 28, 2005 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces signing of Letter of Intent and mailout of Supplementary Information Circular and Valuation and Fairness Opinion

Item 5 **Full Description of Material Change**

See attached news release dated December 28, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 28th day of December, 2005.



For Immediate Release: December 22, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES NEW ADDITIONS TO BOARD OF DIRECTORS AND CHANGE OF NAME

North Vancouver, BC - Cabo Mining Enterprises Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that at its general meeting of shareholders (the "AGM"), held on Thursday, December 15, 2005 in North Vancouver, the shareholders:

- elected John A. Versfelt, J. Terry Aimone, Frank J. Nolan, Thomas G. Oliver, Greg Gerrie as directors for the ensuing year;
- appointed Morgan & Company, Chartered Accountants as auditors and authorized the directors to fix the remuneration thereof;
- re-approved the Company's Stock Option Plan, originally adopted December 19, 2003, and approved the additional option matters;
- approved the change of the Company's name to Cabo Drilling Corp.

Details of each of these matters, as well as all other resolutions that were voted on and passed at the AGM, were contained in the management information circular dated November 9, 2005.

Subsequent to the AGM, the board of directors appointed Mr. Robin Preston, as an additional director to the Company. Both Mr. Gerrie and Mr. Preston will serve as Independent Directors and will sit on the Audit Committee and the Corporate Governance/Compensation Committee.

Robert Lundgren, a former Director of the Company, did not stand for re-election at the AGM. The Company wishes to express its thanks and appreciation to Mr. Lundgren for his service to the Company.

New Directors

Mr. Gerrie comes to the Cabo Board with expertise in business management and leadership training. He is the President of Greg Gerrie Training Seminars International, which provides training in employee and management development as well as corporate performance improvement. In that capacity, Mr. Gerrie has provided training and consulting to business people in Canada, the USA, England, Ireland, Scotland and India focusing on management and leadership programs. He is widely acknowledged as an expert in this field. Mr. Gerrie is the author of *Fired Up For Life – How to Get and Stay Motivated.* He has degrees in Economics and Education from Queen's University.

Mr. Preston is well known in the Vancouver, British Columbia business community as a Chartered Financial Planner and as a Vice-President of RBC Dominion Securities, retiring at the end of 2002. In 1982, Mr. Preston joined Pemberton Securities which later merged with RBC and remained with RBC, specializing in the fixed income sector principally for private investors and institutions. Prior to joining Pemberton, Mr. Preston was a commissioned officer in the British Army and later joined IBM (UK) where he led the Oil Industry Marketing Team in London during the period of growth of the North Sea oil fields. While at IBM, Mr. Preston became a member of the IBM Golden Circle. Mr. Preston is a Retired Fellow of The Canadian Securities Institute and a Retired Board Member of the Centre for Ability and the Langley Memorial Hospital Foundation. Mr. Preston brings a broad range of experience to the Board.

Change of Name

At the Annual General Meeting, the Shareholders voted in favour of a change of name of the Company to Cabo Drilling Corp. which more accurately describes the principal business of the Company. The change of name will be effective upon acceptance of the company's filing with the TSX Venture Exchange and registration of the name change with the Yukon Department of Corporate Affairs.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

December 22, 2005

Item 3 **News Release**

A news release dated December 22, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated December 22, 2005. The Issuer adds Greg Gerrie and Robin Preston as new directors. Robert Lundgren leaves the Board. The Issuer will change its name to Cabo Drilling Corp.

Item 5 **Full Description of Material Change**

See attached news release dated December 13, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-8894

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 22nd day of December, 2005.

Signed:

"John A. Versfelt"

John A. Versfelt, President & CEO



For Immediate Release: December 13, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

SALE OF MINERAL PROPERTIES

NORTH VANCOUVER, B.C. – Cabo Mining Enterprises Corp. (TSX-V:CBE) ("Cabo" or the "Company") today announced that the business concerning the approval of the sale of properties from Cabo to International Millennium Mining Corp. (the "Transaction") detailed in the Company's Information Circular, dated as at November 9, 2005, for the Company's Annual and Special Shareholders Meeting to be held December 15, 2005 (the 'Meeting") will not be dealt with at the Meeting and will instead be dealt with at either an adjournment of the Meeting or a new special meeting to be called by the Company.

This item is being delayed to ensure that Shareholders have all necessary information required for them to make an informed decision before voting on the Transaction. It is anticipated that additional information regarding this Transaction will be mailed to Shareholders and posted on www.sedar.com within the next ten (10) days.

The balance of the Meeting business will be carried out at the time and place specified in the Meeting materials."

Cabo is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc. of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan (Quebec) Inc., of Montreal, Quebec, and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-2(b) 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

December 13, 2005

Item 3 **News Release**

A news release dated December 13, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated December 13, 2005. Approval for the sale of the Issuer's properties will not be dealt with at the Issuer's AGM but at either an adjournment of the meeting or at a new special meeting to be called by the Issuer.

Item 5 **Full Description of Material Change**

See attached news release dated December 13, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-8894

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 13th day of December, 2005.

Signed:

"Mindi B. Cofman"

Mindi B. Cofman, Corporate Secretary

1293 [illegible]

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

December 13, 2005

Item 3 **News Release**

A news release dated December 13, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated December 13, 2005. Approval for the sale of the Issuer's properties will not be dealt with at the Issuer's AGM but at either an adjournment of the meeting or at a new special meeting to be called by the Issuer.

Item 5 **Full Description of Material Change**

See attached news release dated December 13, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-8894

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 13th day of December, 2005.

Signed:

"Mindi B. Cofman"

Mindi B. Cofman, Corporate Secretary

Back 2005-12-22, 16:27:15, EST

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1659591	2005-12-19	10 - Acquisition or disposition in the public market	-4500	1655091

Cancel Sale Order # 863

RECEIVED
2006 FEB -6 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005-12-22, 16:25:09, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1659591		
Date of transaction	2005-12-19		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	4500		
Unit price or exercise price	0.40	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1655091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-12-19, 13:47:16, EST

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1664591	2005-12-14	10 - Acquisition or disposition in the public market	-5000	1659591

Canaccord Dale #195

2005-12-19, 13:44:33, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1664591		
Date of transaction	2005-12-14		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	5000		
Unit price or exercise price	0.396	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1659591	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-12-07, 16:40:27, EST

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1676091	2005-11-30	10 - Acquisition or disposition in the public market	-11500	1664591

Canaccord Capital Sale Order #8791 #3305

2005-12-07, 16:36:58, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1676091		
Date of transaction	2005-11-30		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	11500		
Unit price or exercise price	0.34	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1664591	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-08-31, 20:53:08, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1616091	2005-08-29	10 - Acquisition or disposition in the public market	60000	1676091

Pacific International Purchase Ref #02639

2005-08-31, 20:49:40, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1616091		
Date of transaction	2005-08-29		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	60000		
Unit price or exercise price	0.45	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1676091	Insider's calculated balance

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-08-22, 14:39:22, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1619091	2005-08-17	10 - Acquisition or disposition in the public market	-3000	1616091

2005-08-22, 14:38:54, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1619091		
Date of transaction	2005-08-17		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	3000		
Unit price or exercise price	0.52	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1616091	Insider's calculated balance

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back **2005-08-16, 13:58:36, EDT**

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1616091	2005-08-11	10 - Acquisition or disposition in the public market	3000	1619091

Cancelled Purchase Order # 3906

2005-08-16, 13:58:01, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1616091		
Date of transaction	2005-08-11		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	3000		
Unit price or exercise price	0.55	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1619091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-07-15, 18:46:46, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance	
Common Shares	American Resource Management Consultants Inc.	1616091	2005-07-07	10 - Acquisition or disposition in the public market	-3000	1613091	Canaccord Sale Order # 3119
Common Shares	American Resource Management Consultants Inc.	1613091	2005-07-08	10 - Acquisition or disposition in the public market	3000	1616091	Canaccord Purchase Order # 6395

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1613091		
Date of transaction	2005-07-08		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	3000		
Unit price or exercise price	0.50	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1616091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

2005-07-15, 18:43:11, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1616091		
Date of transaction	2005-07-07		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	3000		
Unit price or exercise price	0.52	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1613091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back **2005-07-05, 14:59:19, EDT**

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1611091	2005-06-28	10 - Acquisition or disposition in the public market	2000	1613091
Common Shares	American Resource Management Consultants Inc.	1613091	2005-06-30	10 - Acquisition or disposition in the public market	3000	1616091

Canaccord Purchase Order # 3454

Pacific International Ref # 02422

2005-07-05, 14:58:31, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1613091		
Date of transaction	2005-06-30		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	3000		
Unit price or exercise price	0.59	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1616091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

2005-07-05, 14:55:34, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1611091		
Date of transaction	2005-06-28		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	2000		
Unit price or exercise price	0.57	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1613091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-06-24, 15:03:58, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1591091	2005-06-15	10 - Acquisition or disposition in the public market	5000	1596091
Common Shares	American Resource Management Consultants Inc.	1596091	2005-06-16	10 - Acquisition or disposition in the public market	15000	1611091

Pacific International purchase ref #08487

Pacific International purchase ref #08779

2005-06-24, 15:02:55, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1596091		
Date of transaction	2005-06-16		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	15000		
Unit price or exercise price	0.57	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1611091	Insider's calculated balance

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

2005-06-24, 14:59:54, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1591091		
Date of transaction	2005-06-15		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	5000		
Unit price or exercise price	0.60	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1596091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back **2005-06-15, 19:43:00, EDT**

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1561948	2005-06-07	11 - Acquisition or disposition carried out privately	29143	1591091

Brandwater/Rattjen assigned shares

2005-06-15, 19:41:20, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1561948		
Date of transaction	2005-06-07		
Nature of transaction	11 - Acquisition or disposition carried out privately		
Number or value of securities acquired	29143		
Unit price or exercise price	0.57	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1591091	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-06-06, 17:28:03, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1586948	2005-06-01	10 - Acquisition or disposition in the public market	-25000	1561948

Pacific International Ref # 05838

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1586948		
Date of transaction	2005-06-01		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	25000		
Unit price or exercise price	0.65	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1561948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-05-03, 20:09:21, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1533948	2005-04-29	10 - Acquisition or disposition in the public market	53000	1586948

Pacific International Reference # 01062

RECEIVED
2006 FEB -6 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005-05-03, 20:06:44, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1533948		
Date of transaction	2005-04-29		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	53000		
Unit price or exercise price	0.60	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1586948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-04-15, 20:45:37, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1530948	2005-04-07	10 - Acquisition or disposition in the public market	3000	1533948

2005-04-15, 20:44:35, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1530948		
Date of transaction	2005-04-07		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	3000		
Unit price or exercise price	0.65	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1533948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-04-08, 14:30:36, EDT

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1793948	2005-03-31	11 - Acquisition or disposition carried out privately	-40000	1753948
Common Shares	American Resource Management Consultants Inc.	1753948	2005-04-04	10 - Acquisition or disposition in the public market	-223000	1530948

Private disposition to DAC @ 0.75

Pacific International J. Katz REF #05762

2005-04-08, 14:26:01, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1753948		
Date of transaction	2005-04-04		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	223000		
Unit price or exercise price	0.61	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1530948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

2005-04-08, 14:14:14, EDT

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1793948		
Date of transaction	2005-03-31		
Nature of transaction	11 - Acquisition or disposition carried out privately		
Number or value of securities disposed of	40000		
Unit price or exercise price	0.75	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1753948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back **2005-03-09, 16:10:24, EST**

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1795948	2005-03-04	10 - Acquisition or disposition in the public market	-2000	1793948

2005-03-09, 16:08:40, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1795948		
Date of transaction	2005-03-04		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	2000		
Unit price or exercise price	0.83	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1793948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-01-26, 21:23:35, EST

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1797948	2005-01-21	10 - Acquisition or disposition in the public market	-2000	1795948

RECEIVED
2006 FEB -6 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2005-01-26, 21:22:41, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1797948		
Date of transaction	2005-01-21		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	2000		
Unit price or exercise price	0.76	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1795948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back 2005-01-20, 14:27:43, EST

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1796448	2005-01-13	10 - Acquisition or disposition in the public market	1500	1797948

2005-01-20, 14:26:15, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1796448		
Date of transaction	2005-01-13		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	1500		
Unit price or exercise price	0.76	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1797948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

Back **2005-01-14, 19:41:05, EST**

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	American Resource Management Consultants Inc.	1792948	2005-01-10	10 - Acquisition or disposition in the public market	3000	1795948
Common Shares	American Resource Management Consultants Inc.	1795948	2005-01-12	10 - Acquisition or disposition in the public market	500	1796448

2005-01-14, 19:40:10, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares
Registered holder	American Resource Management Consultants Inc.
Opening balance of securities held	1795948
Date of transaction	2005-01-12
Nature of transaction	10 - Acquisition or disposition in the public market
Number or value of securities acquired	500
Unit price or exercise price	0.76 Currency Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held 1796448 Insider's calculated balance

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities

2005-01-14, 19:36:46, EST

Back

Insider: Versfelt.J **Issuer:** Cabo Mining Ent **Security:** Common Sha **Holder:** American Resource Ma

File insider report - File transaction information

Security designation	Common Shares		
Registered holder	American Resource Management Consultants Inc.		
Opening balance of securities held	1792948		
Date of transaction	2005-01-10		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	3000		
Unit price or exercise price	0.73	Currency	Canadian Dollar

If the closing balance of the securities or contracts is incorrect, enter the correct balance in the Insider's calculated balance. If you provide a balance here, a securities regulatory authority may ask you to reconcile your closing balance numbers.

Closing balance of securities held	1795948	Insider's calculated balance	

General remarks *(if necessary to describe the transaction)*

Private remarks to securities regulatory authorities